UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission File Number: 001-34943

RDA MICROELECTRONICS, INC.

6/F, Building 4, 690 Bibo Road

Pudong District, Shanghai 201203, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RDA MICROELECTRONICS, INC.

By:	/s/ Lily Dong
Name:	Lily Dong
Title:	Chief Financial Officer

Date: January 6, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release

Exhibit 99.1

RDA Microelectronics Signs Digital TV IP License and Development Agreement with Trident Microsystems

Licensed Technology Enables RDA’s Future Entry into TV and Display Markets

SHANGHAI, China, January 04, 2012 — RDA Microelectronics (NASDAQ: RDA) (“RDA Microelectronics” or the “Company”), a fabless semiconductor company that designs, develops and markets Radio Frequency (RF) and mixed-signal semiconductors for cellular, connectivity and broadcast applications, today announced that it has signed an IP license and development agreement with Trident Microsystems. According to the terms of the agreement, RDA will pay US$16.0 million in cash to secure a non-exclusive, worldwide, non-transferrable license to develop, manufacture and sell derivative versions of the Trident SX5 Digital TV SoC platform for a period of 10 years.

“We are pleased to have entered into this agreement, positioning RDA to expand into the TV market and replicate the success we have achieved in the mobile handset market. We have taken advantage of a unique opportunity to license some of the best TV-related IP and patents available in the market today,” commented Vincent Tai, chairman and CEO of RDA Microelectronics. “Licensing these technologies from Trident provides RDA a solid foundation to begin developing products for the TV and display markets. We anticipate it will require around two years of development to launch our first product, which we believe is approximately half the time it would have taken if we had internally developed the technology on our own.

“Our expansion into the TV market will be a strong complement to our handset business. The TV development and manufacturing eco-system is increasingly becoming Asia-centric, as the production of TVs is now dominated by non-Japan Asia manufacturers. Semiconductor suppliers in the region can leverage their geographic proximity and cost advantages to gain market share, and we think RDA can compete quite effectively in this environment.

“We believe that the DTV semiconductor market is a billion dollar opportunity and will continue to grow, driven by the transformation of traditional TVs into Connected and Smart TVs. RDA has strong TV-related RF capabilities and connectivity components that will be important for the future of TV. We have been a strong competitor in all of our target markets, and I believe our ability to use new IP and technology to develop leading products, as we have done with Bluetooth and Wi-Fi, will enable us to succeed in the TV market as well.”

About RDA Microelectronics

RDA Microelectronics is a fabless semiconductor company that designs, develops and markets radio-frequency and mixed-signal semiconductors. The Company’s product portfolio currently includes power amplifiers, transceivers and front-end modules, Bluetooth system-on-chip, Wi-Fi, Bluetooth and FM combo chips, FM radio receivers, set-top box tuners, analog mobile television receivers, CMMB mobile television receivers, walkie-talkie transceivers and LNB satellite down converters. For additional information, please see the Company’s website at http://www.rdamicro.com.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include the Company’s anticipated growth strategies; its future results of operations and financial condition; economic conditions in China; the regulatory environment in China; the Company’s ability to attract customers and leverage its brand; trends and competition in the semiconductor industry; migration to new technology; and other factors and risks detailed in the Company’s filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable but whose accuracy or completeness the Company cannot guarantee. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contacts:

Lily Dong, Chief Financial Officer

RDA Microelectronics, Inc.

+86-21-5027-1108

ir@rdamicro.com

Leanne Sievers, EVP

Shelton Group Investor Relations

949-224-3874

lsievers@sheltongroup.com